XP Securities, LLC

Statement of Financial Condition

December 31, 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68817

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/17_ AND ENDING _12/31/17_
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **XP Securities LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1065 Avenue of Americas, 29th Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer   561-784-8922

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

100 North Tampa Street Suite 1700 Tampa	FL	33602-5145
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Jared Wilson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
XP Securities LLC
_____ , as of _____December 31_____ , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



no exceptions

KATERINE CALERO
MY COMMISSION # FF 228079
EXPIRES: May 22, 2019
Bonded Thru Notary Public Underwriters

_____
Signature

Chief Compliance Officer
_____
Title

_____ 2/28/18
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XP Securities, LLC
Index
December 31, 2017



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

To the Member and the Manager
XP Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of XP Securities, LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

Tampa, Florida
March 7, 2018
Certified Public Accountants

XP Securities, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$ 8,283,776
Due from broker dealers	9,555,706
Accounts receivable, net of allowance	3,912,923
Securities owned, at fair value	20,858,487
Prepaids and other assets	1,219,886
Rent security deposit	543,492
Property and equipment, net	1,506,687
Total assets	**$45,880,957**

Liabilities and Member's Equity

Accrued expenses and other liabilities	$ 6,295,227
Due to affiliate	5,901
Securities sold not yet purchased, at fair value	8,068,308
Deferred tax liability, net	217,102
Income taxes payable to Parent	799,059
Total liabilities	**$15,385,597**

Commitments and Contingencies

Member's Equity	30,495,360
Total liabilities and member's equity	**$45,880,957**

See accompanying notes.

2

1.   **Organization and Summary of Significant Accounting Policies**

XP Securities, LLC ("the Company"), is a securities broker-dealer which principally serves institutional investors. The Company was formed on December 29, 2010 in the State of Delaware. The Company is a wholly owned subsidiary of XP Holdings International, LLC (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") as of October 27, 2011. On December 22, 2012, the Company became a member of the National Futures Association.

The Company generates revenue principally by providing securities trading and brokerage services to institutional investors in the United States and Latin American countries. Revenues for these services could vary based on the performance of financial markets around the world.

Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statement. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statement in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Securities transactions are reported on a trade date basis, and are valued at quoted market or dealer quotes. Proprietary securities transactions in regular-way trades entered into for the account and risk of the Company are recorded at fair value on a trade-date basis.

Securities sold, not yet purchased represents obligations of the Company to purchase securities at a future date at the then-current market price. This obligation is recorded at fair value of the securities to be purchased. The securities sold, not yet purchased was comprised of corporate bonds and sovereign debt totaling $8,068,308 as of December 31, 2017. Because securities sold, not yet purchased represents obligations of the Company to purchase securities at a future date at the then-current market price, the fair value of the securities is likely to fluctuate prior to the date they are purchased.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss with regard to these deposits.

Property and equipment
Property and equipment are stated at cost. Expenditures that materially increase the useful lives are capitalized, while ordinary maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

1. **Organization and Summary of Significant Accounting Policies (continued)**

   Income taxes
   The Company is a wholly owned subsidiary of the Parent and is considered a disregarded entity for income tax purposes. Accordingly, the Company's results are included in the consolidated federal and state income tax returns of the Parent. The Company reimburses the Parent for taxes incurred and attributable to the Company's income reported on the Parent's tax returns. Any overpayment of taxes are subject to reimbursement by the Parent. As required, the Company records any income tax expense and liability based upon its operations on a stand-alone basis, even though the Company is part of the consolidated income tax returns.

   The Company accounts for income taxes in accordance with the Income Taxes Topic of the FASB ASC (the Income Taxes Topic; formerly SFAS 109, *Accounting for Income Taxes and FIN 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*). The Income Taxes Topic requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. It was determined that there were no uncertain tax positions that are not more likely than not to be sustained as of December 31, 2017. See Note 5 – Income Taxes.

   Fair Value of Cash and Cash Equivalents, Due from Broker-Dealers, Accounts Receivable, Accrued Expense, Due to Affiliate, and Other Liabilities
   The carrying value of cash and cash equivalents, due from broker-dealers, accounts receivables, and accrued expenses, due to affiliate, and other liabilities approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes. The firm periodically assesses the collectability of accounts receivables and records a provision for uncollectable receivables, if deemed necessary.

2. **Property and Equipment**

   Property and equipment consist of the following:

Intellectual property - software	$ 725,000
Office equipment	532,992
Furniture and fixtures	353,995
Leasehold improvements	520,171
	2,132,158
Less: accumulated depreciation and amortization	625,471
Net property and equipment	$ 1,506,687

3. **Commitment and Contingencies**

Commitments

The Company is obligated under two non-cancelable leases for office space, expiring in December 2023 and October 2026. Approximate minimum annual lease commitments for years subsequent to 2017 are as follows:

2018	1,000,000
2019	1,010,000
2020	1,021,000
2021	1,039,000
2022	1,088,000
Thereafter	3,102,000
	$ 8,260,000

The Company uses Pershing, LLC, Interactive Brokers, LLC, and Wedbush Securities Inc. to process its customers' securities transactions and to provide custodial and other services. The Company pays fees on a per transaction basis for securities transactions and interest on balances due to Pershing, LLC, Interactive Brokers, LLC, and Wedbush Securities Inc.

During the ordinary course of business, the Company may maintain cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company had balances in excess of insured limits of $8,033,776 as of December 31, 2017.

Legal Matters

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect in the Company's financial position, results of operations, or cash flows.

4. **Fair Value Measurements**

FASB ASC 820-10 Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820-10 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2   Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the asset or liability;

- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

The financial instruments of the Company are reported in the statement of financial condition at their fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.   When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other factors such as credit loss assumptions.   The pricing vendors may provide the Company with valuations that are based on significant unobservable inputs, and in those circumstances the Company classifies the fair value measurements of the investment securities as Level 3. Management conducted a review of its pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statement is reasonable and is appropriately classified in the fair value hierarchy.   There were no instances in which unobservable inputs were used as of December 31, 2017.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.   Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned - Corporate Bonds	$ -	$ 20,858,487	$ -	$ 20,858,487
Securities sold not yet purchased - Corporate Bonds	-	(8,068,308)	-	(8,068,308)

During the year ended December 31, 2017, there were no transfers in or out of Levels 1, 2, or 3 of the fair value hierarchy.

5.   **Income Taxes**

At December 31, 2017, the Company has a liability due to the Parent of $799,059 reflected as income taxes payable on the statement of financial condition.

The U.S. Federal jurisdiction, the State of Florida, New York State, and New York City are the major tax jurisdictions where the Company would file income tax returns if it were the tax payer. The Company would be subject to U.S. Federal, the State of Florida, New York State, or New York City examinations by tax authorities for all years since inception.

For the year ended December 31, 2017, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

Income tax returns filed by the Parent for the tax years ended December 2014 through December 2016 remain subject to examination in the U.S. Federal and various state tax jurisdictions.

The Company has a net deferred tax liability relating to temporary differences in the amount of $217,102 reflected on the statement of financial condition.

The temporary differences that created deferred income tax assets and liabilities are as follows as of December 31, 2017:

Deferred Income Tax Liabilities	
Bad debt expense	105,413
Other	28,961
	134,374
Deferred Income Tax Assets	
Property and equipment, net	351,476
	351,476
$	**217,102**

In December 2017, the Tax Cuts and Jobs Act of 2017 (the "Act") was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate decrease from a maximum 35% to 21% effective for tax years beginning after December 31, 2017. Under GAAP, deferred tax assets and liabilities are required to be revalued during the period in which the new tax legislation is enacted.

6.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $19,071,508 which was $18,598,162 in excess of its required capital of $473,346. The Company's net capital ratio was 0.37 to 1.

7. **Related Party Transactions**

At December 31, 2017, the Company was due $31,284 in commissions from XP Investimentos CCTVM S/A, an affiliate of the Company. Due from affiliates are non-interest bearing account balances.

On December 31, 2017, the Company owed XP Advisors, Inc., an affiliate entity, $5,901, as reflected on the statement of financial condition.

8. **Risk Concentrations**

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are primarily provided by a brokerage firm whose principal office is in Jersey City, New Jersey. At December 31, 2017, $8,941,804 of the due from broker dealers amount as reflected in the accompany statement of financial condition, is held by and due from the clearing broker. The Company has agreements with two other U.S. based broker dealers for the clearing of futures and certain other trades, and an agreement with a Brazilian-based financial institution for the clearing and custody of foreign securities and currencies. At December 31, 2017 $1,891 of the due from broker dealers amount as reflected in the accompany statement of financial condition, is held by the Brazilian-based financial institution.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through its clearing firm, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

9. **Subsequent Events**

The Company has evaluated its subsequent events through the date that this financial statement was available to be issued. There were no subsequent events requiring disclosure.